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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)*

                           Nautica Enterprises, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
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                         (Title of Class of Securities)

                                   0006390891
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                     (CUSIP Number of Class of Securities)

                              Candace S. Cummings
                                 VF Corporation
                         105 Corporate Center Boulevard
                        Greensboro, North Carolina 27408
                                 (336) 424-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                  July 7, 2003
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            (Date of Event which Requires Filing of this Statement)

                              ------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Page 1 of 8
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CUSIP No. 0006390891                  13D                     Page 2 of 8 Pages

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  1.    NAME OF REPORTING PERSONS:  VF CORPORATION
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  23-1180120

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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                        (b)|X|

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  3.    SEC USE ONLY


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  4.    SOURCE OF FUNDS*
        NOT APPLICABLE

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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                               |_|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        PENNSYLVANIA

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                        7.    SOLE VOTING POWER              3,714,341

  NUMBER OF          ----------------------------------------------------------
   SHARES
 BENEFICIALLY           8.    SHARED VOTING POWER            0
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              9.    SOLE DISPOSITIVE POWER         0
     WITH
                     ----------------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER      0

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 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11.1%

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 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    |_|

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 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.1%

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 14.    TYPE OF REPORTING PERSON

        CO

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                                  Page 2 of 8
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   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.10 par value per share (the "Shares"), of Nautica Enterprises, Inc., a Delaware corporation ("Nautica"). The principal executive offices of Nautica are located at 40 West 57th Street, New York, New York 10019.

   Item 2.  Identity and Background.

     The name of the person filing this statement is VF Corporation, a Pennsylvania corporation ("VF").

     The address of the principal business and the principal office of VF is 105 Corporate Center Boulevard, Greensboro, North Carolina 27408. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VF is set forth on Schedule A.

     VF is the world's largest apparel company and a leader in jeanswear, intimate apparel, playwear, workwear and daypacks.

     During the last five years, neither VF nor, to the best of VF's knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     VF has entered into the Voting Agreement ("Voting Agreement") described in response to Item 4. VF has not expended any funds in connection with the Voting Agreement.

   Item 4.  Purpose of Transaction.

     On July 7, 2003, Nautica, VF, and Voyager Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of VF (the "Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement," attached hereto and made a part hereof as Exhibit 2.1). The Merger Agreement provides, among other things, for the merger of the Merger Subsidiary with and into Nautica (the "Merger"), with Nautica as the surviving corporation (the "Surviving Corporation"). The Merger contemplates that all of the issued and outstanding Shares of Nautica (other than Shares held as treasury stock or owned by VF or any subsidiary of VF) will be converted into $17 per Share, in cash. The Merger will become effective at such time as a certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger) (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Nautica and the Merger Subsidiary, all as provided under the General Corporation Law of the State of Delaware. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the stockholders of Nautica.

     After the Merger, VF will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

     In connection with the Merger, Harvey Sanders, the Harvey Sanders Grantor Retained Income Trust and David Chu (each, a "Stockholder") have entered into a Voting Agreement with VF and the Merger Subsidiary dated as of July 7, 2003 (attached hereto and made a part hereof as Exhibit 99.1). Pursuant to the Voting Agreement, the Stockholders have agreed to vote 3,714,341 Shares, or approximately 11.1% of the outstanding Shares, in favor of approval and adoption of the Merger Agreement.

     During the period (the "Agreement Period") beginning on July 7, 2003 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, each Stockholder has agreed to vote certain Shares specified on a schedule to the Voting Agreement (with respect to each such Stockholder, its "Scheduled Securities") and any other Shares such Stockholder is entitled to vote at the time of such vote ("Additional Securities") to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger that are specifically contemplated by the Merger Agreement and any actions directly and reasonably related thereto that are specifically contemplated by the Merger Agreement at any meeting or meetings of the stockholders of Nautica, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, the Merger, such agreements or such other actions, are submitted for the consideration and vote of the stockholders of Nautica.

     In addition, during the Agreement Period, each Stockholder has agreed that it will not vote any of its Scheduled Securities or Additional Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of Nautica or any other extraordinary transaction involving Nautica or any corporate action the consummation of which would either frustrate in any material respect the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

     During the Agreement Period, each Stockholder has irrevocably appointed VF as proxy for and on behalf of such Stockholder to vote (including, without limitation, the taking of action by written consent) such Stockholder's Scheduled Securities and Additional Securities, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated above.

     During the Agreement Period, each Stockholder has agreed that it will not, directly or indirectly, (i) solicit, initiate or knowingly take any action designed to facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement) or (ii) engage in negotiations or discussions with, or furnish any nonpublic information relating to Nautica or any of its Subsidiaries (as defined in the Merger Agreement) or knowingly afford access to the properties, books or records of Nautica or any of its Subsidiaries (other than such components of such businesses, properties or assets that are generally accessible to the public) to, any Third Party (as defined in the Merger Agreement) that to the knowledge of such Stockholder is seeking to make, or has made, an Acquisition Proposal. Each Stockholder has agreed to notify VF promptly (but in no event later than 48 hours) after receipt by such Stockholder in such capacity (or any of its advisors) of any Acquisition Proposal or of any request for information relating to Nautica or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries (other than such components of such businesses, properties or assets that are generally accessible to the public) by any Third Party that to the knowledge of such Stockholder is seeking to make, or has made, an Acquisition Proposal.

     Each Stockholder hereby has agreed not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares owned by such Stockholder in connection with the Merger.

     Each Stockholder has agreed that if it sells, transfers, assigns, encumbers or otherwise disposes (each, a "Transfer") of any Scheduled Shares during the Agreement Period, such Stockholder shall require the transferee of such Scheduled Shares to execute and deliver to VF, Merger Subsidiary and Nautica a voting agreement identical in form to the Voting Agreement except for the identity of the Stockholder prior to or concurrent with the consummation of such Transfer.

     The Voting Agreement will terminate, and the proxy granted therein will cease to be irrevocable, upon the expiration of the Agreement Period.

     Simultaneously with the execution of the Merger Agreement, VF has entered into a Purchase Agreement (the "Purchase Agreement," attached hereto and made a part hereof as Exhibit 99.2) with David Chu and Company, Inc., a Delaware corporation ("DC & Co.") and David Chu. Pursuant to the Purchase Agreement, VF will, at the time of the closing of the Merger, purchase from DC & Co. all of its interest in (i) the current Royalty Agreement dated as of July 1, 1987 between Nautica, Nautica Apparel, Inc., a Delaware corporation, and David Chu,
(ii) the Nautica name and mark, and (iii) any other Nautica intellectual property. In consideration for the sale of these interests by DC & Co., VF will pay DC & Co. $38 million in cash at the Merger Closing (as defined in the Purchase Agreement), $33 million in cash on the third anniversary of the Merger Closing, and $33 million in cash on the fourth anniversary of the Merger Closing. In addition, if the aggregate gross revenue received by VF from licensing

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the Nautica name and mark exceeds $34.7 million for any of the five successive full fiscal years of VF commencing with the fiscal year ending January 1, 2005, an amount equal to 31.7% of such excess will be paid to DC & Co.

     Except as set forth in this Statement and in connection with the transaction described above, VF does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) VF, pursuant to the Voting Agreement, has acquired the right to vote in favor of adoption and approval of the Merger Agreement (as described in Item
4), and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 3,714,341 Shares, representing approximately 11.1% of the outstanding Shares of Nautica. VF disclaims beneficial ownership of such Shares.

     Except as set forth in this Item 5(a), VF and, to the best of its knowledge, any persons named in Schedule A hereto, do not own beneficially any Shares.

     (b) VF has sole power to vote 3,714,341 Shares pursuant to the Voting Agreement as described in Item 4.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of each of the Merger Agreement, Voting Agreement and Purchase Agreement are attached hereto as Exhibit 2.1, 99.1 and 99.2 and are incorporated herein by reference.

     Except for the agreements described above, to the best knowledge of VF, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Nautica, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7.  Material to Be Filed as Exhibits.

     Exhibit 2.1: Agreement and Plan of Merger dated as of July 7, 2003 among Nautica Enterprises, Inc., VF Corporation and Voyager Acquisition Corporation.

     Exhibit 99.1: Voting Agreement dated as of July 7, 2003 among VF Corporation, Voyager Acquisition Corporation, Harvey Sanders, the Harvey Sanders Grantor Retained Income Trust, and David Chu.

     Exhibit 99.2: Purchase Agreement dated as of July 7, 2003 among VF Corporation, David Chu and Company, Inc. and David Chu.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: July 11, 2003

                                      VF CORPORATION


                                      By: /s/ CANDACE S. CUMMINGS
                                         -------------------------------------
                                         Name:  Candace S. Cummings
                                         Title: Vice President-Administration
                                                & General Counsel

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                                                                     SCHEDULE A


               DIRECTORS AND EXECUTIVE OFFICERS OF VF CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of VF Corporation ("VF") are set forth below. If no business address is given, the director's or officer's business address is VF's. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VF. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal Occupation
   Name and Business Address         Including Name and Address(1) of Employer
--------------------------------------------------------------------------------

Directors

Robert D. Buzzell.................  Professor Emeritus, Harvard Business
                                    School

Edward E. Crutchfield.............  Retired; Former Chairman and Chief
                                    Executive Officer, First Union Corporation
                                    401 South Tryon Street, Suite 2880
                                    Charlotte, NC  28202-1911

Juan Ernesto de Bedout............  President, Latin American Operations,
                                    Kimberly-Clark Corporation
                                    1400 Holcombe Bridge Road
                                    Bldg. 100 - 3rd Floor
                                    Roswell, GA  30076

Ursula F. Fairbairn...............  Executive Vice President - Human Resources
                                    and Quality, American Express Company
                                    3 World Financial Center
                                    200 Vesey Street - 51st Floor
                                    Mail Code 01 51 02
                                    New York, NY  10285

Barbara S. Feigin.................  Consultant
                                    c/o G2
                                    747 Third Avenue, 2nd Floor
                                    New York, NY  10017

George Fellows....................  Consultant to JPMorgan Partners
                                    1221 Avenue of the Americas
                                    New York, NY  10020-1080

Daniel R. Hesse...................  Chairman, President and Chief Executive
                                    Officer, Terabeam Corporation
                                    12413 Willows Road, N.E.
                                    Kirkland, WA  98034

Robert J. Hurst...................  Vice Chairman, The Goldman Sachs Group, Inc.
                                    85 Broad Street, 30th Floor
                                    New York, NY  10004

                      (Schedule A continued on next page)

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                                                            SCHEDULE A (Cont'd)

                                          Present Principal Occupation
   Name and Business Address         Including Name and Address(1) of Employer
--------------------------------------------------------------------------------
W. Alan McCollough................  Chairman, President and Chief Executive
                                    Officer, Circuit City Stores, Inc.
                                    9950 Mayland Drive
                                    Richmond, VA  23233

Mackey J. McDonald................  Chairman, President and Chief Executive
                                    Officer

M. Rust Sharp.....................  Of Counsel to Heckscher, Teillon, Terrill
                                    & Sager
                                    100 Four Falls Corporate Center, Suite 300
                                    West Conshohocken, PA  19428-2983

Raymond G. Viault.................  Vice Chairman, General Mills, Inc.
                                    Number One General Mills Boulevard
                                    Minneapolis, MN  55426


                                          Present Principal Occupation
   Name and Business Address         Including Name and Address(1) of Employer
--------------------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

Robert A. Cordaro.................  Vice President - Controller and Chief
                                    Accounting Officer

Candace S. Cummings...............  Vice President - Administration and
                                    General Counsel
                                    Secretary

George N. Derhofer................  Vice President and Chairman - Imagewear
                                    Coalition

Terry L. Lay......................  Vice President and Chairman - International
                                    Jeanswear Coalition
                                    Chairman - Outdoor Coalition

Frank C. Pickard III..............  Vice President - Treasurer

John P. Schamberger...............  Vice President
                                    Chairman - North and South America
                                    Jeanswear and Playwear Coalitions

Robert K. Shearer.................  Vice President - Finance
                                    Chief Financial Officer
                                    Vice President - Global Processes

Eric C. Wiseman...................  Vice President and Chairman - Global
                                    Intimate Apparel Coalition

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(1)  Same address as director's or officer's business address except where indicated.